UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

                             (AMENDMENT NO. 7)

                            Dynex Capital, Inc.
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                              (Name of Issuer)

                  Common Stock, $0.01 par value per share
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                       (Title of Class of Securities)

                                 26817Q506
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                               (CUSIP Number)

                                                with a copy to:

                                                Stephen Fraidin
         Michael R. Kelly          Fried, Frank, Harris, Shriver & Jacobson
         550 West C Street                     One New York Plaza
        San Diego, CA 92101                 New York, NY 10004-1980
          (619) 687-5000                         (212) 859-8000
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        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                              December 7, 2000
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          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

     Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 26817Q506

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    CALIFORNIA INVESTMENT FUND, LLC 33-0688954

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                         (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

    NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    CALIFORNIA

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           -0-

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       572,178

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         -0-

                10  SHARED DISPOSITIVE POWER

                    572,178

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    572,178

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.00%

14  TYPE OF REPORTING PERSON*

    CO

SCHEDULE 13D
CUSIP No. 26817Q506

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    MICHAEL R. KELLY

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                         (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

    NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           -0-

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       572,178

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         -0-

                10  SHARED DISPOSITIVE POWER

                    572,178

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    572,178

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.00%

14  TYPE OF REPORTING PERSON (See Instructions)

    IN

SCHEDULE 13D
CUSIP No. 26817Q506

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    RICHARD KELLY

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                         (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

    NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           -0-

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       572,178

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         -0-

                10  SHARED DISPOSITIVE POWER

                    572,178

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    572,178

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.00%

14  TYPE OF REPORTING PERSON (See Instructions)

    IN

          This amendment amends and supplements Schedule 13D of California Investment Fund, LLC, dated April 3, 2000 and filed on April 4, 2000 with the Securities and Exchange Commission ("SEC"), Amendment No. 1 to Schedule 13D, dated September 12, 2000 and filed on September 13, 2000 with the SEC, Amendment No. 2 to Schedule 13D, dated October 3, 2000 and filed on October 3, 2000 with the SEC, Amendment No. 3 to Schedule 13D, dated October 17, 2000 and filed on October 17, 2000 with the SEC, Amendment No. 4 to
Schedule 13D, dated October 24, 2000 and filed on October 24, 2000 with the SEC and Amendment No. 5 to Schedule 13D, dated October 30, 2000 and filed on October 30, 2000 with the SEC, and Amendment No. 6 to Schedule 13D, dated November 8, 2000 and filed on November 8, 2000 with the SEC (together, the "Schedule 13D"). Except as amended by this amendment, there has been no change in the information previously reported on the Schedule 13D.

ITEM 4.   Purpose of Transaction.
          ----------------------

          On November 7, 2000, California Investment Fund, LLC (the "Fund") and Dynex Capital, Inc. ("Dynex") entered into a definitive merger agreement (the "Merger Agreement") pursuant to which a newly formed subsidiary of the Fund will merge with and into Dynex and Dynex will become a wholly owned subsidiary of the Fund for a purchase price of $90 million in cash for all of the equity of Dynex (the "Acquisition Transaction"). A copy of the Merger Agreement was attached as Exhibit B to the Fund's Amendment No. 6 to Schedule 13D filed on November 8, 2000 with the SEC, and is specifically incorporated herein by reference, and the description herein of such merger agreement is qualified in its entirety by reference to such agreement.

          In connection with the Merger Agreement, the Fund, Dynex and U.S. Trust Company, National Association (the "Escrow Agent") entered into an escrow agreement dated November 7, 2000 (the "Escrow Agreement") pursuant to which the Fund agreed to deposit on the date of the Merger Agreement the 572,178 shares of common stock of Dynex that it owns into escrow and, subject to certain conditions, to deposit the amount of $1,000,000 into escrow (the "Escrow Fund") on or prior to thirty days from the date of the Merger Agreement. A copy of the Escrow Agreement was attached as Exhibit C to the Fund's Amendment No. 6 to Schedule 13D filed on November 8, 2000 with the SEC, and is specifically incorporated herein by reference, and the description herein of such escrow agreement is qualified in its entirety by reference to such agreement.

          On December 7, 2000, the Fund delivered the Escrow Fund to the Escrow Agent to be held and distributed as provided in the Escrow Agreement and subject to the terms and conditions of the Merger Agreement.

          There can be no assurance that the Acquisition Transaction will be completed on the terms set forth in the Merger Agreement or otherwise.

          Depending on the outcome of the Acquisition Transaction, the Fund reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to its investments in Dynex, including any or all of the actions set forth in the paragraphs (a) through (j) of
Item 4 of Schedule 13D and any other actions as it may determine.

          Except as stated in this response to Item 4 and in furtherance of closing the Acquisition Transaction pursuant to the terms of the Merger Agreement, the Fund has no current plans or proposals with respect to Dynex or its securities of the types enumerated in paragraphs (a) through (j) of
Item 4 of Schedule 13D.

                                 SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: December 12, 2000             California Investment Fund, LLC,
                                    a California limited liability company


                                    By: /s/ Michael R. Kelly
                                       ------------------------------------
                                       Michael R. Kelly
                                       Its:Managing Member


Date: December 12, 2000             Michael R. Kelly


                                    By: /s/ Michael R. Kelly
                                       ------------------------------------
                                       Michael R. Kelly, as an Individual


Date: December 12, 2000             Richard Kelly


                                    By: /s/ Richard Kelly
                                       ------------------------------------
                                       Richard Kelly, as an Individual